Exhibit 8.1

List of Subsidiaries

Subsidiary	Jurisdiction of incorporation or organization
Prestige Asset International Inc.	British Virgin Islands
Prestige Private Wealth Management Limited	British Virgin Islands
Prestige Asset Management Limited	Hong Kong
Prestige Global Asset Management Limited	Cayman Islands
Prestige Wealth Management Limited	Hong Kong
Prestige Global Capital Inc.	Cayman Islands
Prestige Wealth America Inc.	California